Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, GA 30309-3053
February 29, 2008
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
Attention: Laura Nicholson
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flowers Foods, Inc. Supplemental Response to Form 10-K for the fiscal year ended December 31, 2006 Filed January 18, 2008 File No. 1-16247
Dear Ms. Nicholson:
     On behalf of Flowers Foods, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated February 21, 2008 (the “Comment Letter”) concerning the Company’s Supplemental Response to Form 10-K for the fiscal year ended December 30, 2006 filed January 18, 2008 (“Supplemental Response”). For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Schedule 14A filed April 17, 2007
Executive Compensation Generally, page 15
Role of Executive Officers in Compensation Decisions, page 16
1.	We note your response to our prior comments 4 and 5. In future filings, please include the enhanced disclosure regarding the nature and scope of Tower Perrin’s assignment and the material elements of the instructions or directions given to such firm that you provided in your response, or disclosure at least as informative.
     RESPONSE: In future filings, we will include disclosure regarding the nature and scope of Towers Perrin’s assignment and the material elements of the instructions or directions given by the Company to Towers Perrin similar to the disclosure provided in our Supplemental Response to comment 5 in the Staff’s letter to the Company dated November 30, 2007.
Bonus Plan, page 17
2.	We reissue our prior comment 10 with respect to a description of the circumstances in which the compensation committee will determine it appropriate to use measures other than EBITDA and apply its discretion, and elaboration as to how discretion may be applied. Please explain to us how you intend to comply in future filings.
     RESPONSE: In future filings the Company will disclose that under the terms of the Company’s Annual Executive Bonus Plan (the “Bonus Plan”), the Compensation Committee (the “Committee”) retains the authority to determine that a goal other than EBITDA is appropriate for executives and in such cases, the Committee may prescribe a goal based, for instance, on the performance of a product group, division, subsidiary or other management reporting unit. The Committee has reviewed the Bonus Plan performance measurement and concluded that EBITDA tracks the core operating performance that the Company wants to achieve for its shareholders. The Committee will continue to evaluate the Bonus Plan measure in the future to determine if a different measure or measures should be used.
     The Committee would consider using another goal other than EBITDA if it determines that another performance measurement would be more appropriate for executives where their responsibilities more specifically pertain to discrete elements of the Company’s business. For instance, in circumstances where it appears that a particular business unit or division needs to achieve a notable and difficult goal, which would be unrelated to potential pressures on the entire operation’s EBITDA during the coming measurement year, it might be appropriate in the view of the Committee to make such a decision. Under the Bonus Plan, the Committee may utilize its discretion to (a) award compensation absent the attainment of the EBITDA goal in reliance on another performance measurement and (b) to reduce the size of any award or payout under the Bonus Plan.
     In future filings the Company will state if the Committee sets a goal other than the EBITDA goal for any named executive officer or exercises discretion with respect to future awards under the Bonus Plan, the Company will disclose: (a) the goal utilized in the calculation of the bonus or if there is an appropriate basis to omit the goal, the Company will disclose how difficult it would be for the Company to achieve the undisclosed goal and (b) that if discretion has been exercised in connection with an award, the considerations of the Committee in exercising such discretion in the Compensation Discussion and Analysis of the applicable proxy statement.

* * * * *
     Please contact the undersigned at (404) 581-8649 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ Sterling A. Spainhour, Jr.
Sterling A. Spainhour, Jr.

cc:	Stephen R. Avera, Esq. A. Ryals McMullian, Esq.